                                                                      EXHIBIT 20

                      [LOGO OF OPTEL, INC. APPEARS HERE]


          OPTEL, INC REPORTS RESULTS FOR FIRST QUARTER OF FISCAL 1998

                           MAJOR PROMISES DELIVERED:
     TELEPHONE SWITCH LAUNCHED; MAJOR CREDIT FACILITY IN PLACE; PHONOSCOPE
       ACQUISITION CONSUMATED; PROFITABILITY INCREASES IN LINE WITH PLAN


DALLAS, January 14, 1998 - OpTel, Inc ("OpTel") today announced its unaudited financial results for the first quarter of the fiscal year ending August 31, 1998 ("fiscal 1998"). Operating and financial highlights (in thousands of dollars where appropriate) include the effect of the acquisition of Phonoscope which was completed on October 27, 1997.

OPERATING HIGHLIGHTS - COMPARED TO FIRST QUARTER OF FISCAL 1997

UNITS UNDER CONTRACT
 .    43% increase in units under contract for cable television from 252,473 to
     361,873
 .    108% increase in units under contract for telecommunications from 23,970 to
     49,938

CUSTOMER NUMBERS
 .    Cable television customers up 41% to 170,646
 .    Telecommunications customers up 55% to 6,922

PENETRATION
 .    Cable television penetration up 2.3 percentage points from 51.9% to 54.2%
 .    Telecommunications penetration up 6.1 percentage points from 34.3% to 40.4%

                                                                     Three Months Ended
                                       -------------------------------------------------------------------------------
                                       November 30,     August 31,        Percent       November 30,       Percent
                                           1997            1997          increase           1996          increase
                                       -------------  --------------  ---------------  --------------  ---------------
Financial highlights

TOTAL REVENUE                             12,252           10,720             14.3%           9,076             35.0%
Cable television                          11,473           10,000             14.7%           8,374             37.0%
Telecommunications                           779              720              8.2%             702             11.0%
EBITDA                                    (1,485)          (3,550)            41.8%            (857)          (173.0%)

Commenting on the Company's results, Louis Brunel, President and Chief Executive Officer, said:

"I am pleased to be able to report further solid operational and financial growth in the quarter. Operationally we continued to grow units under contract and customer numbers in line with our forecasts. In Houston we successfully launched residential CLEC services using our first class 5 telephone switch and consummated the acquisition of Phonoscope. Our next telephone switch will be deployed in Dallas early in calendar year 1998 and we are currently reviewing a series of alternatives for further switch deployment in our other markets shortly thereafter."

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

Mr Brunel continued "Financially we have been able to grow our revenues whilst maintain our operating costs. As a result our EBITDA loss reduced sharply from the previous quarter and we are still forecasting to achieve break even EBITDA in December 1997. Additionally, shortly after the end of the quarter we successfully completed syndication of our $150 million senior secured credit facility and I am pleased to report that this will provide us with sufficient capital to fund our planned expansion for around the next two years."

OpTel is the largest provider of private cable television services to residents of MDU developments in the United States and is expanding the telecommunications services it offers to MDU residents. The Company provides cable television services and (in certain markets) telecommunications services, to MDU residents principally under long term contracts with owners of MDUs in eleven major cities (Houston, Dallas - Fort Worth, San Diego, Phoenix, Chicago, Denver, San Francisco, Los Angeles, Miami - Ft. Lauderdale, Tampa and Austin). OpTel is majority owned by Le Groupe Videotron Ltee ("GVL"), owners of the second largest cable television operator in Canada.

                                     # # #

For further information, please contact:

Richard Alden
Treasurer
214-879-8257

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

                                                                      OpTel, Inc


FINANCIAL RESULTS  FOR THE FIRST QUARTER OF FISCAL 1998

TOTAL REVENUES. Total revenues for the first quarter of fiscal 1998 increased by $3.2 million or 35% to $12.3 million compared to revenues of $9.1 million for the first quarter of fiscal 1997. Compared to the preceding quarter total revenues increased by 14% from $10.7 million. Of this latter increase approximately $0.8 million is attributable to the acquisition of Phonoscope.

CABLE TELEVISION. Cable television revenues in the first quarter of fiscal 1998 increased by $3.1 million, or 37%, to $11.5 million from $8.4 million in the comparable period in fiscal 1997, reflecting both a 41% increase in the number of customers and a 16% increase in the average monthly revenue per customer which rose from $22.7 in the first quarter of fiscal 1997 to $26.3 in the first quarter of fiscal 1998. The increase in revenue per customer resulted from a combination of rate increases following property upgrades, a change in mix of customers to favor the cities with higher revenues per customer and increased premium revenues as the Company's pay to basic ratio improved substantially from 64.7% to 85.2%. The Company also continued to grow basic penetration which increased by 2.3 percentage points compared to the first quarter of fiscal 1997 and by almost 2 percentage points over the preceding quarter.

TELECOMMUNICATIONS. Telecommunications revenues in the first quarter of fiscal 1998 increased by 11% to $0.8 million, from $0.7 million in the comparable period in the preceding year and increased by 8% on the preceding quarter. The Company has chosen not to promote its telecommunications services in advance of the planned roll out of its own switching capacity, except in Houston where the company recently installed and launched its own central office telephone switch. In Houston the Company is currently in the process of linking properties previously served by PBXs to the central office switch. Whilst this conversion process is taking longer than originally expected due to the cumbersome administrative processes of the local RBOC substantially all of the Houston PBX properties are expected to be converted to the central office switch by the end of March 1998. In those properties where conversion has taken place initial penetration has proved encouraging but management currently consider the volume of data insufficient to prudently draw conclusions and will release this once the available universe is increased.

The reduction in average monthly telephone revenue to $37.8 in the first quarter of fiscal 1998 from $54.8 in the first quarter of the preceding year is largely due to an increase in the proportion of total telephone lines supplied to student accommodation (from 25% of total lines to 35%) where usage is substantially lower than average and has been decreasing. As the number of telephone lines is increased management expect the influence of the lower usage contract to be substantially reduced. After adjusting for this lower usage contract the average monthly revenue per customer increased over the period to $55.8, despite having made substantial rate reductions in fiscal 1997 in line with general market trends. The Company is currently in the process of installing a central office telephone switch in Dallas and is reviewing a series of alternatives for rapid switch deployment in other markets.

COST OF SERVICES. Gross margins remained flat over the period at around 53%, disguising an increase in basic cable margins and an increase in the penetration of lower margin premium services. In future management consider that gross margins will increase as telephone services are expanded and as properties are converted from PBXs to the central office switches. Compared to the preceding quarter, gross margins improved from 51.6%.

EXPENSES. Expenses (customer support, general and administrative expenses) were $8.0 million for the first quarter of fiscal 1998 compared to $5.7 million in the first quarter of fiscal 1997. The increase in customer support, general and administrative expenses was in line with the Company's budget and was largely due to an increase in personnel associated with the expansion of the Company's operations and recruitment for the roll out of the Company's telecommunications services. Despite the considerable increase in the scale of the business, management were able to maintain the level of expenses compared to the preceding quarter at approximately $8 million.

EBITDA. As a result of maintaining tight control on expenses whilst sharply increasing revenues the Company's negative EBITDA reduced from $2.4 million (before one-time charges) in the preceding quarter to $1.5 million. This improvement in profitability was achieved despite having included only one month of results for Phonoscope and management are confident that the Company will post break even EBITDA by the end of calendar year 1997 as previously anticipated. Compared to the comparable period of the preceding year EBITDA losses increased from $(0.9) million to $(1.5) million, largely due to the expansion of the Company's operations in anticipation of the roll out of telecommunications services.

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

FINANCING. Interest expense (net of interest income and amounts capitalized) was $9.8 million for the first quarter of fiscal 1998, an increase of $6.5 million over net interest expense of $3.3 million for the first quarter of fiscal 1997, reflecting the increase in the Company's net debt incurred principally to fund the build out of its network. Debt, net of cash and amounts held in escrow under the terms of the Company's Senior Notes due 2005, amounted
to $265.5 million at November 30, 1998.   This amount includes $134.4 million of
convertible debt payable to the parent company.



--------------------------------------------------------------------------------------------------------------------------
                                                November 30,     February 28,     May 28,     August 31,     November 30,
                                                   1996              1997          1997         1997            1997

CABLE TELEVISION
---------------------------------------------- --------------- ---------------- ------------ ------------- ---------------
Units under contract                               252,473        265,518         280,683      295,149         361,873
As a % of market (Note 1)                             10.1%          10.6%           11.2%        11.8%           14.5%
Units passed                                       233,265        239,801         252,481      254,032         314,744
Basic subscribers                                  121,099        125,090         134,147      132,556         170,646
Penetration                                           51.9%          52.2%           53.1%        52.2%           54.2%
Pay to basic ratio (Note 2)                           64.7%          68.5%           69.9%        72.7%           85.2%
Average monthly revenue per subscriber (Note 3)   $   22.7       $   23.9        $   25.0     $   25.0        $   26.3

TELECOMMUNICATIONS
---------------------------------------------- -----------  -------------    ------------  -----------      ----------
Units under contract                                23,970         27,373          29,934       39,831          49,938
As a % of market (Note 1)                              1.0%           1.1%            1.2%         1.6%            2.0%
Units passed                                        12,987         14,416          15,248       16,572          17,120
Subscribers                                          4,456          4,791           5,080        6,825           6,922
Lines                                                5,668          6,039           6,403        8,190           8,306
Penetration                                           34.3%          33.3%           33.3%        41.2%           40.4%
Average monthly revenue per subscriber (Note 3)    $  54.8        $  51.3        $   53.2     $   40.3        $   37.8

                                               ===========  =============    ============  ===========      ==========
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
Notes:
1. Based on an estimated 2.5 million units in MDUs with greater than 150 units located in the company's markets as estimated by REIS Reports Inc and updated using Company estimates as necessary
2. In common with most other cable television providers the Company has revised the method of reporting premium penetration to include all premium units in the calculation. Historically the calculation excluded premium channels that were provided to customers as part of an expanded basic line up or other special arrangements.

3.   Calculated quarter by quarter

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

                                                                      OpTel, Inc


UNAUDITED STATEMENT OF OPERATIONS
(US$ in thousands - under US GAAP)

                                                                  QUARTER ENDED
                                                                   November 30,
                                                               1997            1996
REVENUES
Cable Television                                               $ 11,473       $  8,374
Telecommunications                                                  779            702
                                                               --------       --------
                                                                 12,252          9,076
Cost of services                                                  5,765          4,265

Gross profit                                                      6,487          4,811
General operating expenses                                       (7,972)        (5,668)
                                                               --------       --------
EBITDA                                                           (1,485)          (857)
Depreciation and amortization                                    (5,006)        (2,760)
Net interest expense                                             (9,773)        (3,277)
                                                               --------       --------
NET LOSS                                                       $(16,264)      $ (6,894)
                                                               ========       ========

UNAUDITED CONSOLIDATED BALANCE SHEETS
(US$ IN THOUSANDS - UNDER US GAAP)                                 November 30,
                                                               1997            1996
ASSETS
Cash and cash equivalents                                      $ 30,231       $  3,383
Restricted investments                                           68,186              -
Property, Plant & Equipment                                     172,898        110,449
Other assets                                                    127,603         74,271
                                                               --------       --------
Total                                                          $398,918       $188,103
                                                               ========       ========
LIABILITIES & STOCKHOLDERS' EQUITY
Accounts payable & other liabilities                           $ 39,138       $ 17,507
Notes payable & deferred acquisition liabilities                229,424          9,116
                                                               --------       --------
Total liabilities                                               268,562         26,623

Convertible Notes payable to stockholder                        134,451        109,096
Stockholders' Equity                                             (4,095)        52,386
                                                               --------       --------
Stockholders' Equity and other capital contributions            130,356        161,482
                                                               --------       --------
Total                                                          $398,918       $188,105
                                                               ========       ========

THE FOREGOING INCLUDES CERTAIN FORWARD LOOKING STATEMENTS THAT ARE IDENTIFIED BY WORDS SUCH AS "EXPECT" AND SIMILAR EXPRESSIONS. ACHIEVEMENT OF SUCH EXPECTATIONS IS SUBJECT TO VARIOUS RISKS AND UNCERTAINTIES, INCLUDING, AMONG OTHERS, THE AVAILABILITY OF ADDITIONAL FINANCING ON A TIMELY BASIS AND ON REASONABLE TERMS, OBTAINING VARIOUS REGULATORY APPROVALS AND SUCCESSFUL MANAGEMENT OF THE COMPANY'S EXPANSION PLANS.

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